Mail Stop 3561

July 27, 2009

Bernard Stolar
Chief Executive Officer
GetFugu, Inc.
600 Townsend Street, Suite 129E
San Francisco, CA 94103

>   **Re: GetFugu, Inc.**
>   **Form 10-Q for the fiscal quarter ended March 31, 2009**
>   **Filed May 20, 2009**
>   **File No. 333-143845**

Dear Mr. Stolar:

We have reviewed your response letter dated July 20, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter-ended March 31, 2009

Note 2. Stockholders' Deficit, page 9
Note 4. Subsequent Events, page 9

1.   We note from your response to our prior comment number two that prior to the Agreement for the Assignment of Patent Rights (Assignment Agreement) the Company had no market for its stock and no active business. However, your response to our prior comment number one indicates otherwise as the increase in selling, general and administrative costs during the first quarter of fiscal 2009 was largely attributed to the Company's commencement of operations which included professional consulting in support of product development, capital raising efforts, marketing efforts, etc. In this regard, please provide us with a more detailed timeline of the issuance of the 15,937,499 shares of common stock issued for services during the first quarter of fiscal 2009 and tell us how such activities related to the commencement of your business operations, including the pending Assignment Agreement were considered in determining the valuation of the Company's common stock issued for services. If little or no consideration was given to such activities, please explain to us in detail as to why you believe such treatment is appropriate and provide us with the basis for your conclusions. We may have further comment upon receipt of your response.

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        You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief